Exhibit 99.3

Item 4.	Information on the Company

History and Development of the Company

China Metro-Rural Holdings Limited, or China Metro, was incorporated in the British Virgin Islands as an international business company under the name Man Sang International (B.V.I.) Limited, or MSBVI, under the International Business Companies Act on August 14, 1995, and automatically re-registered as a business company on January 1, 2007 pursuant to The BVI Business Companies Act, 2004. Prior to August 25, 2009, MSBVI was a wholly owned subsidiary of Man Sang Holdings, Inc., or MSHI, a United States domestic issuer incorporated in the State of Nevada whose ordinary shares were listed on the NYSE Amex (formerly known as the American Stock Exchange). On August 25, 2009, at a general meeting, the shareholders of MSHI resolved that MSHI liquidated and dissolved, whereby we were effectively redomiciled from the United States to the British Virgin Islands and, as part of this transaction, MSBVI became the successor of MSHI and a non-United States domestic issuer whose ordinary shares are listed on the NYSE Amex. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, MSBVI was a wholly owned subsidiary of MSHI. As a result of the dissolution and liquidation of MSHI on August 25, 2009, MSBVI became the listed holding company of our group. On March 19, 2010, MSBVI was renamed China Metro-Rural Holdings Limited. Our ordinary shares are traded on the NYSE Amex under the ticker symbol “CNR”.

Upon the effective date of the Reorganization, the Company and its subsidiaries continued to conduct the business previously conducted by MSHI and its subsidiaries (including the Company). Although the dissolution and liquidation of MSHI resulted in the cessation of MSHI as the holding company of the Group, the dissolution and liquidation had no material impact on our financial condition or operating results, other than the costs incurred in connection with its dissolution and liquidation. As the Company contractually assumed all rights, title, obligations and liabilities of MSHI upon the terms and subject to the conditions of the agreement and plan of the dissolution and liquidation, there was a continuation of the risks and benefits to the ultimate controlling owners that existed prior to the dissolution and liquidation of MSHI. Accordingly, the Reorganization has been accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests. On this basis, the Company has been treated as the holding company of MSHI in all periods presented in the financial statements rather than from the effective date of the Reorganization. Subsequent to the Reorganization, the acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had owned China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when MSBVI and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

As a result of the Merger, our principal operating subsidiaries are China Metro-Rural Limited and its subsidiaries as well as Man Sang International Limited and its subsidiaries.

In addition, on July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL held by the Company, represented approximately 494 million ordinary shares of MSIL, or the Distribution, and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held interest in MSIL and has discontinued its pearls and real estate businesses, or the Discontinued Operations, which was previously operated through MSIL. Selected financial data of the Discontinued Operations is set forth in “Item 3. Key Information – A. Selected Financial Data” as Exhibit 99.1 to this Form 6-K.

Our principal place of business and our executive office is located at Suite 803, 8/F, Tower 1, The Gateway, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong, telephone: 852-2111-3815. We have designated National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York, 10001, as our agent for service of process in the United States.

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